SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)

CHINA CERAMICS CO., LTD.
(Name of Issuer)

ORDINARY SHARES, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

G2113X100
(CUSIP Number)

Joseph R. Tiano
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, N.W.
Washington, DC 20037
(202) 663-8233
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2113X100

1.	NAMES OF REPORTING PERSONS JAMES D. DUNNING, JR.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF	7.	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	1,101,251
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	663,693
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,101,251
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.04% (1)
14.	TYPE OF REPORTING PERSON IN

(1)
Based on the most recent Report of Foreign Private Issuer on Form 6-K, filed by the Issuer on August 19, 2011, a total of 18,254,002 shares of the Issuer’s Ordinary Shares are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of June 30, 2011.  For the reporting person above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 2 of 9 Pages

CUSIP No. G2113X100

1.	NAMES OF REPORTING PERSONS ALAN G. HASSENFELD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF	7.	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	1,101,251
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	348,656
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,101,251
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.04% (1)
14.	TYPE OF REPORTING PERSON IN

(1)
Based on the most recent Report of Foreign Private Issuer on Form 6-K, filed by the Issuer on August 19, 2011, a total of 18,254,002 shares of the Issuer’s Ordinary Shares are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of June 30, 2011.  For the reporting person above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 3 of 9 Pages

CUSIP No. G2113X100

1.	NAMES OF REPORTING PERSONS GREGORY E. SMITH
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF	7.	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	1,101,251
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	88,902
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,101,251
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.04% (1)
14.	TYPE OF REPORTING PERSON IN

(1)
Based on the most recent Report of Foreign Private Issuer on Form 6-K, filed by the Issuer on August 19, 2011, a total of 18,254,002 shares of the Issuer’s Ordinary Shares are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of June 30, 2011.  For the reporting person above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 4 of 9 Pages

CUSIP No. G2113X100

Explanatory Note

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") relates to the common stock, par value $0.001 per share (the "Common Stock"), of China Ceramics Co., Ltd., a British Virgin Islands corporation (the “Issuer”).  This Amendment No. 1 is being filed jointly by the Reporting Persons to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the U.S. Securities and Exchange Commission on September 27, 2011 (the "Schedule 13D").

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

The Reporting Persons initially acquired shares of CHAC common stock in connection with the founding of CHAC, which shares were exchanged for Ordinary Shares of the Issuer in connection with the Merger described in Item 3 of this Statement.  The Reporting Persons hold the securities covered by this statement for investment purposes.  Depending on market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may sell all or a portion of their Ordinary Shares, or may purchase additional shares, on the open market or in a private transaction.  On September 26, 2011, the Reporting Persons delivered a letter to the board of directors of the Issuer in which they expressed a desire to meet with the board to discuss certain strategic initiatives which may have the effect of maximizing value for all shareholders, principally a potential going private transaction, but also encouraged the board to consider other alternatives such as a potential dual listing on NASDAQ and the Hong Kong Stock Exchange, share buy-back programs, M&A activities, new dividend programs and strategic investments.   A copy of the letter is attached hereto as Exhibit B and is incorporated herein by reference.

On September 30, 2011, the Reporting Persons delivered a letter to the Issuer’s Corporate Secretary requesting that the Secretary call a special meeting of shareholders under Section 82 of the Business Companies Act of the British Virgin Islands and pursuant to the Company’s Memorandum and Articles of Association.  A copy of the letter is attached hereto as Exhibit D and is incorporated herein by reference.

Other than as set forth above, the Reporting Persons do not have any definitive plans or proposals which relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or
(j)	Any action similar to any of those enumerated above.

Page 5 of 9 Pages

CUSIP No. G2113X100

Item 7.  Material to be Filed as Exhibits.

Exhibit A
Voting Agreement among the Reporting Persons, China Holdings Acquisition Corp., a Delaware Corporation, the Issuer, Mr. Wong Kung Tok, Mr. Paul K. Kelly, Mr. Chen Yan Davis and Mr. Xiao Feng (incorporated by reference to Exhibit A to Schedule 13D filed September 27, 2011).

Exhibit B	Letter to the Board of Directors of the Issuer, dated September 23, 2011 (incorporated by reference to Exhibit B to Schedule 13D filed September 27, 2011).

Exhibit C	Joint Filing Agreement among the Reporting Persons.

Exhibit D	Letter to the Corporate Secretary of the Issuer, dated September 30, 2011.

Page 6 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 3, 2011

/s/ James D. Dunning, Jr.
James D. Dunning, Jr.

/s/ Alan G. Hassenfeld
Alan G. Hassenfeld

/s/ Gregory E. Smith
Gregory E. Smith

Page 7 of 9 Pages

EXHIBIT C

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Ordinary Shares of China Ceramics Co. Ltd., and that this Agreement be included as an Exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him, her, or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he, she, or it knows or has reason to believe that such information is inaccurate.

Dated: October 3, 2011

/s/ James D. Dunning, Jr.
James D. Dunning, Jr.

/s/ Alan G. Hassenfeld
Alan G. Hassenfeld

/s/ Gregory E. Smith
Gregory E. Smith

Page 8 of 9 Pages

EXHIBIT D

LETTER TO THE CORPORATE SECRETARY OF THE ISSUER

James D. Dunning, Jr. 2 Sutton Place South Apt 17D New York, NY 10022	Alan G. Hassenfeld The Owen Building 101 Dyer Street Suite 401 Providence, RI 02903	Gregory E. Smith 1401 NE 70th Street Oklahoma City, OK 73111

VIA E-MAIL AND OVERNIGHT MAIL

September 30, 2011

China Ceramics Co. Ltd.
c/o Jinjiang Hengda Ceramics Co., Ltd.
Jinjiang Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
Attn: Corporate Secretary, Chief Executive Officer and Board of Directors

Re:	China Ceramics Co. Ltd. Request for Special Shareholder Meeting

Gentlemen:

We are writing to you in our individual capacities as shareholders who collectively control, by ownership or by proxy, more than 30% of the issued and outstanding ordinary shares of China Ceramics Co., Ltd. (the “Company”).  Specifically, we own directly 6% of the issued and outstanding ordinary shares of CCCL and we hold irrevocable proxies for 100% of the ordinary shares held by Paul K. Kelly, Huang Jia Dong, Wong Kung Tok, Cheng Yan Davis and Xiao Feng pursuant to the Voting Agreement (the “Voting Agreement”) attached hereto as Attachment A.

Pursuant to Section 82(2) of the BVI Business Companies Act, 2004 (the “Act”), as holders of the voting rights for more than 30% of the issued and outstanding shares of the Company, we hereby request that a special meeting of the shareholders of the Company be called by the directors of the Company and held in accordance the Company's memorandum and articles of association and the Act.  More specifically, we request that you deliver a notice of special meeting of the shareholders to all of the Company’s shareholders no later than October 10, 2011 setting a special meeting date for no later than October 31, 2011 at a convenient time and location for shareholders. The purposes of the meeting are: (a) to vote on the removal of the two directors who are the “Parent Designees” in the Voting Agreement, being Paul Kelly and Cheng Davis; and (b) to elect replacement directors for those two seats.

Very truly yours,

/s/ James Dunning	/s/ Alan Hassenfeld
James Dunning, Jr.	Alan G. Hassenfeld

/s/ Greg Smith
Gregory E. Smith